SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold to Present at Dutton Associates' "Recognizing Opportunity" SmallCap Conference in San Francisco March 28 dated March 16, 2006.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold to Present at Dutton Associates' "Recognizing Opportunity" SmallCap Conference in San Francisco March 28

Thursday March 16, 1:02 am ET

PETACH TIKVA, Israel, March 16 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD, TASE: IGLD) will present at Dutton Associates' "Recognizing Opportunity" SmallCap Conference. Internet Gold, along with a select group of emerging growth companies in a variety of sectors, including energy, alternative energy, technology, security, financial services, and consumer products, will update investment professionals on business activities, trends and current developments.

The conference will take place at St. Regis Hotel in San Francisco on Tuesday, March 28 from 7:45 a.m. to 5 p.m. Internet Gold will make one ten-minute presentation in the morning, which will be webcast and available on March 28, 2006 and thereafter on the company's website: www.igld.com and on www.jmdutton.com. In the afternoon, Internet Gold will present to small, informal groups of investment professionals during two break-out sessions. For more conference information and registration, visit www.jmdutton.com.

About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-Advertising, content and e-Commerce services throughout Israel under the brand name "smile". The broad range and popularity of these services have established Internet Gold as one of Israel's leading Internet communications groups.

The Internet Gold Group has four principal subsidiaries. MSN-Israel, a 50.1% owned joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft-branded Search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provides international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its Website at www.igld.com.

About Dutton Associates

Dutton Associates, an international issuer-paid equity research firm, offers independent, fundamental research on over 120 small cap public companies. The company's 29 analysts are primarily CFA charterholders with, on average, over 20 years of experience at the major securities firms. For more information, visit www.jmdutton.com.

    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:
    Meirav Be'eri
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  March 17, 2006